Stolt-Nielsen Limited      Aldwych House                  Tel:  +44 20 7611 8960
A subsidiary of            71-91 Aldwych                  Fax:  +44 20 7611 8965
Stolt-Nielsen S.A.         London WC2B 4HN                www.Stolt-Nielsen.com
                           England

NEWS RELEASE
                                            Contact: William W. Galvin
                                                     USA 1 203 618 9800
                                                     wwgalvin@galvinpartners.com

                                                     Valerie Lyon
                                                     UK 44 20 7611 8904
                                                     vlyon@stolt.com


                  Stolt-Nielsen S.A. Plans Share Restructuring


London, England - November 13, 2000 - Stolt-Nielsen S.A. (SNSA) (Nasdaq: STLTF, STLBY; Oslo Stock Exchange: SNIB) today announced a share-restructuring plan. Subject to shareholder approval, this will involve the reclassification as voting Common Shares of the various classes of non-voting shares of both Stolt-Nielsen S.A. and its 53% owned publicly traded subsidiary Stolt Offshore S.A. (SOSA) (Nasdaq: SCSWF, SCSAY; Oslo Stock Exchange: SCS, SCSA).

Reclassification of Stolt-Nielsen S.A. Shares

Subject to shareholder approval, the currently outstanding non-voting SNSA Class B Shares will be reclassified as voting Common Shares. The existing class of Founder's Shares held by the Stolt-Nielsen family will remain outstanding and continue to constitute 20% of the outstanding voting shares of SNSA. Voting rights attributable to the Founder's Shares would be revised to remove certain special blocking rights, most of which relate to mergers or acquisitions. The Founder's Shares have only nominal economic rights and are not considered part of the share capital of the Company. The reclassified Common Shares will be listed in Norway on the Oslo Stock Exchange and trade as ADRs in the United States on Nasdaq. Following this reclassification, if approved by shareholders, SNSA will have outstanding 54.8 million Common Shares and 13.7 million Founder's Shares.

Reclassification of Stolt Offshore S.A. Shares

Subject to shareholder approval, the SOSA share capital will be restructured so that there are only two classes of shares outstanding: voting Common Shares and voting Founder's Shares. In order to simplify the share structure, the current
47.4 million outstanding Class A Shares will be reclassified to Common Shares on a one for one basis and SOSA's current 34.0 million outstanding convertible Class B Shares will be converted into 17.0 million Common Shares on the basis of one Common Share for two Class B Shares. In order to maintain the voting power of the Class B Shares following their conversion, SOSA will issue newly created Founder's Shares to the holders of the Class B Shares. The SOSA Founder's Shares will be substantially similar to the existing SNSA Founder's Shares and represent at all times 20% of the voting shares of SOSA. These shares will have only nominal economic rights and are not considered part of the share capital of the Company. The SOSA Common Shares will be listed in Norway on the Oslo Stock Exchange and trade as ADRs in the U.S. on Nasdaq. Following this reclassification, SOSA will have outstanding 87.2 million Common Shares and 21.8 million Founder's Shares.

General Comments on the Share Restructuring Plans for SNSA and SOSA

The share restructuring plans do not change the underlying economic interests of existing shareholders. It is anticipated that the share restructuring will be tax-free to the SNSA's and SOSA's U.S. and Norwegian based shareholders.

The SNSA and SOSA share restructurings will require the approval of the respective shareholders at a general vote of all shares as well as the separate approval of the holders of each class of shares voting as a separate class. In each case, a quorum of 50% and approval by two-thirds of those shares voting will be required. The shareholder meetings are planned for early 2001 with implementation of the share restructurings to follow shortly thereafter.

Both SNSA and SOSA will continue to follow U.S. GAAP based reporting and fulfill all U.S. SEC reporting requirements as a foreign filer and Oslo Stock Exchange reporting requirements.

Jacob Stolt-Nielsen, Chairman and Chief Executive Officer of Stolt-Nielsen S.A. said, "With both the Stolt-Nielsen Transportation Group and SOSA now showing signs of recovery from lows in the chemical transportation and offshore industry cycles, we believe now is a particularly opportune time to simplify the share structure, eliminate non-voting shares, and hopefully improve the liquidity of both of our publicly traded companies and increase shareholder value."

Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The company also owns 53 percent of Stolt Offshore S.A. (Nasdaq: SCSWF, SCSAY; Oslo Stock Exchange: SCS, SCSA), which is among the largest subsea services contractors in the world. Stolt Offshore specializes in providing engineering, flowline and pipeline lay, construction, inspection, and maintenance services to the offshore oil and gas industry. Stolt Sea Farm, wholly-owned by the company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, and caviar.

This news release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Additional information concerning these factors is contained from time to time in the Company's U.S. SEC filings, including but not limited to the Company's report on Form 20-F for the year ended November 30, 1999. Copies of these filings may be obtained by contacting the Company or the U.S. SEC.

A conference call will be held to discuss the details of the restructuring of SNSA and SOSA:

--------------------------------------------------------------------------------
                         Conference
                        Call Details                   PostView Facility
--------------------------------------------------------------------------------
Date & Time           November 14, 2000          Available directly after the
                      9AM EST (2PM BST)          conference until 5:00pm EDT on
                                                 Wednesday, November 15, 2000


Participants          Christopher J. Wright      SNSA Chief Operating Officer
                                                  and President and SOSA Deputy
                                                  Chairman
                      Jan Chr.Engelhardsten      SNSA Chief Financial Officer


Phone                 1 212 346-7496             +1 800 633 8284 (in U.S.)
                                                 +1 858 812 6440 (outside U.S.)

Reservation Number                               16936384

--------------------------------------------------------------------------------
Live Webcast conference call is available via the company's Internet site www.stoltoffshore.com commencing on Tuesday, November 14th 2000 at 9:00am EST (2:00pm BST). A playback of the conference call commences on Tuesday, November 14th 2000 after 12:00 noon EST (5:00pm BST).
--------------------------------------------------------------------------------